SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GREENFIELD ONLINE, INC.

(Name of Subject Company (Issuer))

CRISP ACQUISITION CORPORATION

MICROSOFT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

395150105

(CUSIP Number of Class of Securities)

Keith R. Dolliver

Associate General Counsel, Finance and Operations

Microsoft Corporation

One Microsoft Way

Redmond, WA 98052-6399

(425) 882-8080

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Lance Bass

Andrew Moore

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, WA 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$524,122,970	$20,598.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the tender offer price of $17.50 per share by the sum of (i) 26,339,931 shares of common stock of Greenfield Online, Inc. issued and outstanding, and (ii) 3,609,953 shares of common stock issuable on or before expiration of the offer pursuant to outstanding stock options. The calculation of the filing fee is based on Greenfield Online, Inc.’s representation of its capitalization as of September 9, 2008.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was calculated by multiplying the transaction valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,598.03	Filing Party: Crisp Acquisition Corporation and Microsoft Corporation
Form or Registration No.: Schedule TO	Date Filed: September 11, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2008, as amended by Amendment No. 1 filed on September 18, 2008 (as amended and supplemented, the “Schedule TO”), by (i) Crisp Acquisition Corporation (the “Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft”), and (ii) Microsoft. The Schedule TO relates to the offer by the Purchaser and Microsoft to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Greenfield Online, Inc., a Delaware corporation (“Greenfield”), at a purchase price of $17.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2008 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Greenfield with the SEC on September 11, 2008, as amended by Amendment No. 1 filed on September 18, 2008 and as it may be amended from time to time, contain important information about the Offer, all of which should be read carefully by Greenfield stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of August 29, 2008, by and among Microsoft, the Purchaser and Greenfield, a copy of which is attached to the Schedule TO as Exhibit (d)(1).

Documentation relating to the Offer has been mailed to Greenfield stockholders and may be obtained at no charge by going to Microsoft’s Investor Relations website at http://www.microsoft.com/msft and the SEC’s website at http://www.sec.gov, and may also be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free at (888) 750-5834.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11. Additional Information.

(a)    Sections (a)(2) and (a)(3) of Item 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The waiting period under the HSR Act applicable to the Offer and the Merger expired at 11:59 p.m., New York City time, on Friday, September 26, 2008. Accordingly, the condition to the Offer relating to the termination or expiration of the waiting period applicable to the Offer or the Merger under the HSR Act has been satisfied.”

(b)    Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by replacing the paragraphs thereunder in their entirety with the following paragraphs:

“On September 15, 2008, a purported stockholder of Greenfield filed a class action complaint in Connecticut Superior Court, Hartford Judicial District, docketed as Craig Ginman v. Joel R. Mesznik, Albert A. Angrisani, Burton J. Manning, Lise J. Buyer, Charles W. Stryker, Joseph A. Ripp, Microsoft Corporation, Crisp Acquisition Corp., and Greenfield Online, Inc. (the “Ginman Action”), against Greenfield, its directors, Microsoft and the Purchaser. The Ginman Action purports to be brought individually and on behalf of all public stockholders of Greenfield. The Ginman Action alleges that Greenfield’s director defendants breached their fiduciary duties to Greenfield’s stockholders in connection with the Offer, and that Microsoft and the Purchaser aided and abetted such alleged breach. Based on these allegations, the Ginman Action seeks, among other relief, a judgment: certifying the proposed class of stockholders; enjoining defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the acquisition of Greenfield, including the Offer, pending a sale process acceptable to plaintiff; enjoining, temporarily and permanently, any material transactions or changes to Greenfield’s business and assets unless and until a process is conducted to evaluate Greenfield’s strategic alternatives that is acceptable to plaintiff; declaring that the proposed Merger is in breach of defendants’ fiduciary duties and, therefore, any agreement arising therefrom is unlawful and unenforceable; requiring defendants to fully disclose all information regarding the Merger that plaintiff alleges is material; to the extent, if any, that the Merger complained of is consummated prior to entry of final judgment, rescinding the transaction or awarding damages to the class; awarding to plaintiff the costs and disbursements of the Ginman Action, including a reasonable allowance for fees and expenses incurred by plaintiff’s attorneys and experts; and awarding plaintiff and the class pre- and post-judgment interest.

Also on September 15, 2008, plaintiff filed in Connecticut Superior Court, Hartford Judicial District, an Application for a Temporary Injunction and Motion for Expedited Proceedings (the “Application”), to be heard on September 22, 2008, setting a schedule for expedited discovery and a hearing on plaintiff’s request for injunctive relief prior to the vote and appraisal election deadline. As part of the Application, plaintiff also sought an order requiring the expedited production of documents from defendants and their advisers, as well as depositions. On September 19, 2008, the Greenfield defendants filed an opposition to plaintiff’s Application and Microsoft filed a motion to dismiss. In support of its motion to dismiss, Microsoft asserted that plaintiff had failed to obtain permission of the Court to add it as a defendant; failed properly to file an amended complaint purportedly adding it as a defendant and failed to obtain and issue a proper summons directed to Microsoft.

On September 22, 2008, Greenfield, Microsoft and the plaintiff in the Ginman Action entered into a Memorandum of Understanding (the “MOU”), in which Greenfield agreed to certain additional disclosures, which disclosures are to be included in an amended Schedule 14D-9, in exchange for a settlement that will include a general release in favor of all defendants, their agents, investment bankers, insurers and counsel of all claims, including known and unknown claims (whether for damages or equitable relief). On September 23, 2008, plaintiff withdrew the request for expedited discovery, and the parties agreed to a stay of the underlying litigation pending confirmatory discovery and additional disclosures. The settlement contemplated in the MOU is contingent upon reasonably satisfactory confirmatory discovery, the negotiation of a definitive settlement agreement and approval by the Court. The MOU further provides that the parties will negotiate in good faith with respect to an attorney’s fee to be paid to plaintiff’s counsel, and that if the parties are unable to agree, a fee application will be made to the Court, which defendants will be free to oppose. Upon final approval of the settlement, the Ginman Action shall be dismissed with prejudice.

A copy of the complaint in the Ginman Action is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference. A copy of the Application is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference. The foregoing description of the Ginman Action is qualified in its entirety by reference to Exhibit (a)(5)(C) to this Schedule TO, and the foregoing description of the Application is qualified in its entirety by reference to Exhibit (a)(5)(D) to this Schedule TO.”

(c)    Section (b) of Item 11 of the Schedule TO is hereby amended and supplemented to include the following after the first sentence thereunder:

“The parties to the MOU have agreed that, in any proceeding to determine the fair value of the Shares in the Court of Chancery pursuant to Section 262(h) of the DGCL, Greenfield and the members of the Class (as described in the MOU) will be deemed to have waived and will not present (except pursuant to explicit direction from the Court) any argument that any effect should be given to (i) the issuance of any Shares issued to Microsoft, the Purchaser, or any of their respective affiliates as a result of the exercise of the Top-Up Option; or (ii) the receipt by Greenfield of any consideration for the issuance of such Shares. The parties to the MOU also agreed that the settlement is not conditioned on, nor subject to, the Court of Chancery’s taking any position with respect to such issues or arguments in any such proceeding, or otherwise on the outcome of such proceeding. See Section 17—“Appraisal Rights” of the Offer to Purchase for more information on appraisal rights under the DGCL.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

By:	/s/ Keith R. Dolliver

Keith R. Dolliver
Assistant Secretary

CRISP ACQUISITION CORPORATION

By:	/s/ Keith R. Dolliver

Keith R. Dolliver
President and Treasurer

Date: September 29, 2008

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated September 11, 2008.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of summary advertisement, published September 11, 2008 in The Wall Street Journal.*

(a)(5)(A)	Press release issued by Microsoft, dated August 29, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsoft and the Purchaser with the SEC on August 29, 2008).

(a)(5)(B)	Joint press release issued by Microsoft and Greenfield, dated September 10, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsoft and the Purchaser with the SEC on September 10, 2008).

(a)(5)(C)	Complaint filed by Craig Ginman in the Connecticut Superior Court, Hartford Judicial District, on September 15, 2008.**

(a)(5)(D)	Application for a Temporary Injunction and Motion for Expedited Proceedings filed by Craig Ginman in the Connecticut Superior Court, Hartford Judicial District, on September 15, 2008.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2008, by and among Microsoft Corporation, Crisp Acquisition Corporation and Greenfield Online, Inc.* †

(g)	Not applicable.

(h)	Not applicable.

* Previously	filed on September 11, 2008 as an exhibit to the Schedule TO.

**    Previously filed on September 18, 2008 as an exhibit to Amendment No.1 to the Schedule TO.

†      The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the filing persons. Such information can be found elsewhere in the Schedule TO and, to the extent applicable, in other public filings these entities make, including such filings made with the SEC which are available without charge at http://www.sec.gov. The Merger Agreement may contain representations and warranties by the filing persons and the other parties to the Merger Agreement. The representations and warranties reflect negotiations between the parties to the Merger Agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and you should not rely on them as statements of fact.